Exhibit 17.1

[HMA Letterhead]

12 September 2008

Mr, William J. Schoen, Chairman of the Board of Directors

Members of the Board of Directors

Health Management Associates, Inc.

5811 Pelican Bay Boulevard, Suite 500

Naples, FL 34108

Subject: Resignation

Dear Board Members:

Please accept this letter as my resignation as the President & Chief Executive Officer of HMA and as a Member of the Board of Directors. As a Colonel in the U.S. Marine Corps Reserve, I have been offered new responsibilities in the Marine Corps which I intend to pursue.

I am honored to have been associated with the fine people of this company. I am especially proud of the significant, measurable, and industry–leading improvements that we achieved in quality and satisfaction in the hospitals throughout our company during my tenure. After I arrived, I discovered that HMA had significant opportunity to improve its clinical quality, patient satisfaction, physician satisfaction, and employee satisfaction relative to its competitors. As a result, upon my assumption of CEO duties, I prepared the company for a major turnaround in quality and satisfaction, which we launched in January 2008 with new direction (mission, vision, strategy, plan) and new leadership (people, organization, culture, accountability). We have made progress that is unprecedented in the industry. And with sufficient time and resources, I am confident that the turnaround we have begun in quality and satisfaction will continue and take the company to unprecedented heights in accomplishing its noble healthcare mission. I am certain that the company is well positioned for the future.

Thank you for the opportunity you have given me to lead this organization. I wish you, your families, and the company every success in the future. I will be cheering for you!

Sincerely,

/s/ Burke W. Whitman
Burke W. Whitman